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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------
                                 SCHEDULE 13E-3

                        RULE 13e-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934
                           AND RULE 13e-3 THEREUNDER)
                            ------------------------

                                  BRYLANE INC.
                                (NAME OF ISSUER)

                         PINAULT-PRINTEMPS-REDOUTE S.A.
                        BUTTONS ACQUISITION CORPORATION
                                  BRYLANE INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  117661 10 8
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

          SERGE WEINBERG                     SERGE WEINBERG                   ROBERT A. PULCIANI
   CHAIRMAN AND CHIEF EXECUTIVE    CHAIRMAN, CHIEF EXECUTIVE OFFICER   EXECUTIVE VICE PRESIDENT, CHIEF
             OFFICER                         AND PRESIDENT             FINANCIAL OFFICER, SECRETARY AND
  PINAULT-PRINTEMPS-REDOUTE S.A.    BUTTONS ACQUISITION CORPORATION               TREASURER
     18, PLACE HENRI BERGSON       C/O WACHTELL, LIPTON, ROSEN & KATZ            BRYLANE INC.
       75381 PARIS CEDEX 08                51 W. 52ND STREET            463 SEVENTH AVENUE, 21ST FLOOR
       011 33 1 44 90 61 00                NEW YORK, NY 10019              NEW YORK, NEW YORK 10018
                                             (212) 403-1000                     (212) 613-9500

  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO RECEIVE NOTICES
           OF COMMUNICATION ON BEHALF OF PERSON(S) FILING STATEMENT)
                            ------------------------
                                WITH COPIES TO:

       DAVID A. KATZ, ESQ.              ROGER H. LUSTBERG, ESQ.              BRUCE A. MANN, ESQ.
     JOSHUA R. CAMMAKER, ESQ.            THOMAS M. CLEARY, ESQ.            MATTHEW S. CROWLEY, ESQ.
  WACHTELL, LIPTON, ROSEN & KATZ           RIORDAN & MCKINZIE              MORRISON & FOERSTER LLP
        51 W. 52ND STREET          300 SOUTH GRAND AVENUE, 29TH FLOOR         425 MARKET STREET
        NEW YORK, NY 10019           LOS ANGELES, CALIFORNIA 90071        SAN FRANCISCO, CALIFORNIA
          (212) 403-1000                     (213) 629-4824                       94105-2482
                                                                                (415) 268-7584

This statement is filed in connection with (Check the appropriate box):

  a. [ ] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
  b. [ ] The filing of a registration statement under the Securities Act of 1933.
  c.   [X]  A tender offer.
  d.  [ ]  None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]
                            ------------------------
                           CALCULATION OF FILING FEE

-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------
              TRANSACTION VALUATION*                               AMOUNT OF FILING FEE
-------------------------------------------------------------------------------------------------------
                   $231,941,770                                           $46,389
-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------

* Calculated by multiplying $24.50, the per share tender offer price, by 9,467,011, the sum of the 8,631,279 shares of Common Stock sought to be purchased in the Offer and the 835,732 shares of Common Stock subject to options outstanding as of March 8, 1999.

     As Filed with the Securities and Exchange Commission on March 16, 1999
                            ------------------------
[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:     $46,389
Form or Registration No.:   Schedule 14D/Schedule 13D (Amendment No. 8)
Filing Party:               Buttons Acquisition Corporation and
                            Pinault-Printemps-Redoute S.A.
Date filed:                 March 16, 1999

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

                                  INTRODUCTION

     This Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3") is being filed by (i) Pinault-Printemps-Redoute S.A., a societe anonyme organized under the laws of the Republic of France ("Parent"), (ii) Buttons Acquisition Corporation, Inc., a Delaware corporation and an indirect wholly owned subsidiary of Parent ("Purchaser"), and (iii) Brylane Inc., a Delaware corporation (the "Company"), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 promulgated thereunder by the Securities and Exchange Commission (the "SEC") in connection with the tender offer by Purchaser for all the issued and outstanding shares of common stock, par value $0.01 per share (the "Shares"), of the Company not already beneficially owned by Parent, on the terms and subject to the conditions set forth in the Offer to Purchase, dated March 16, 1999 (the "Offer to Purchase"), and the related Letter of Transmittal (which, together with the Offer to Purchase, each as amended or supplemented from time to time, constitute the "Offer"), copies of which are filed as Exhibits (d)(1) and (d)(2) hereto, respectively.

     The Cross Reference Sheet below is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the Tender Offer Statement on Schedule 14D-1 filed by Purchaser and Parent (the "Schedule 14D-1") with the Securities and Exchange Commission pursuant to Rule 14d-3 of the Exchange Act (together with any amendments, supplements, exhibits or schedules thereto, the "Schedule 14D-1"), of the information required to be included in this Schedule 13E-3. The information set forth in the Schedule 14D-1, including all exhibits thereto, is expressly incorporated herein by reference as set forth in the Cross Reference Sheet and the responses in this Schedule 13E-3, and such responses are qualified in their entirety by reference to the information contained in the Offer to Purchase and the annexes thereto.

     The information contained in this Schedule 13E-3 concerning the Company, including, without limitation, the information concerning the background of the transactions, the deliberations of the Company's Board of Directors in connection with the transaction, the deliberations of the Special Committee of the Company's Board of Directors in connection with the transactions, the opinion of the Special Committee's financial advisor and the Company's capital structure and historical financial statements and projections, was supplied by the Company. Purchaser and Parent take no responsibility for the accuracy of such information.

                             CROSS REFERENCE SHEET

                                                               WHERE
   ITEM IN                                                  LOCATED IN
SCHEDULE 13E-3                                            SCHEDULE 14D-1
--------------                                          ------------------
Item 1(a)...................................................  Item 1(a)
Item 1(b)...................................................  Item 1(b)
Item 1(c)...................................................  Item 1(c)
Item 1(d)...................................................  *
Item 1(e)...................................................  *
Item 1(f)...................................................  *
Item 2(a)...................................................  Item 2(a)
Item 2(b)...................................................  Item 2(b)
Item 2(c)...................................................  Item 2(c)
Item 2(d)...................................................  Item 2(d)
Item 2(e)...................................................  Item 2(e)
Item 2(f)...................................................  Item 2(f)
Item 2(g)...................................................  Item 2(g)
Item 3(a)...................................................  Item 3(a) and 3(b)
Item 3(b)...................................................  Item 3(b)
Item 4......................................................  *
Item 5......................................................  Item 5
Item 6(a)...................................................  Item 4(a)
Item 6(b)...................................................  *
Item 6(c)...................................................  Item 4(b)
Item 6(d)...................................................  Item 4(c)
Item 7(a)...................................................  Item 5
Item 7(b)...................................................  *
Item 7(c)...................................................  *
Item 7(d)...................................................  *
Item 8......................................................  *
Item 9......................................................  *
Item 10(a)..................................................  Item 6(a)
Item 10(b)..................................................  Item 6(b)
Item 11.....................................................  Item 7
Item 12.....................................................  *
Item 13.....................................................  *
Item 14.....................................................  *
Item 15(a)..................................................  *
Item 15(b)..................................................  Item 8
Item 16.....................................................  Item 10(f)
Item 17.....................................................  Item 11

---------------
* The Item is located in the Schedule 13E-3 only.

ITEM 1.  ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.

     (a)-(c) The response to Item 1 (a)-(c) of the Schedule 14D-1 is incorporated herein by reference.

     (d) The information set forth in the Offer to Purchase under "SPECIAL FACTORS -- The Merger Agreement," and "THE TENDER OFFER -- Section 6. Price Range of Shares; Dividends" is incorporated herein by reference.

     (e) The information set forth in the Offer to Purchase under "SPECIAL FACTORS -- Background of the Offer" is incorporated herein by reference.

     (f) The information set forth in the Offer to Purchase under "INTRODUCTION," "SPECIAL FACTORS -- Background of the Offer" and "SPECIAL FACTORS -- Interests of Certain Persons in the Offer and the Merger" is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a)-(d) and (g) The response to Item 2 of the Schedule 14D-1 is incorporated herein by reference. The information concerning the name, state or other place of organization, principal business and address of the principal office of Parent, Purchaser and each person controlling Parent, and the information concerning the name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment or occupation is conducted, material occupations, positions, offices or employments during the last five years and citizenship of each of the executive officers and directors of Parent, Purchaser and each person in control of Parent and Purchaser is set forth in the Offer to Purchase under "INTRODUCTION," "THE TENDER OFFER -- Section 8. Certain Information Concerning Parent and Purchaser" and Schedule I to the Offer to Purchase and is incorporated herein by reference.

     (e)-(f) The response to Item 2 of the Schedule 14D-1 is incorporated herein by reference. During the last five years, neither Purchaser, Parent, nor, to the best knowledge of Purchaser and Parent, any person controlling Parent or Purchaser or any of the persons listed in Schedule I to the Offer to Purchase has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

     (a)-(b) The response to Item 3 of the Schedule 14D-1 is incorporated herein by reference.

ITEM 4.  TERMS OF THE TRANSACTION.

     (a) The information set forth in the Offer to Purchase on the cover page thereof and under "INTRODUCTION," "SPECIAL FACTORS -- Background of the Offer," "SPECIAL FACTORS -- Rights of Shareholders in the Offer and the Merger; Appraisal Rights," "SPECIAL FACTORS -- The Merger Agreement," "THE TENDER
OFFER -- Section 1. Terms of the Offer," "THE TENDER OFFER -- Section 2. Acceptance for Payment and Payment," "THE TENDER OFFER -- Section 3. Procedures for Tendering Shares," "THE TENDER OFFER -- Section 4. Withdrawal Rights," "THE TENDER OFFER -- Section 10. Dividends and Distributions." "THE TENDER
OFFER -- Section 12. Certain Conditions of the Offer," "THE TENDER
OFFER -- Section 13. Extension of Tender Period; Amendment; Termination," "THE TENDER OFFER -- Section 14. Certain Legal Matters and Regulatory Approvals" and "THE TENDER OFFER -- Section 16. Miscellaneous" is incorporated herein by reference.

     (b) Not applicable.

ITEM 5.  PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

     (a)-(e) The response to Item 5(a)-(e) of the Schedule 14D-1 is incorporated herein by reference.

     (f) and (g) The response to Item 5(f) and (g) of the Schedule 14D-1 is incorporated herein by reference.

ITEM 6.  SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

     (a) The response to Item 4 of the Schedule 14D-1 is incorporated herein by reference.

     (b) The information set forth in the Offer to Purchase in "THE TENDER OFFER -- Section 15. Fees and Expenses" is incorporated herein by reference.

     (c) The response to Item 4 of the Schedule 14D-1 is incorporated herein by reference.

     (d) Not applicable.

ITEM 7.  PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

     (a) The response to Item 5 of the Schedule 14D-1 is incorporated herein by reference.

     (b) The information set forth in the Offer to Purchase under "SPECIAL FACTORS -- Background of the Offer," "SPECIAL FACTORS -- Position of Parent and Purchaser Regarding Fairness of the Merger", "SPECIAL FACTORS -- Purpose and Structure of the Offer; Reasons of Parent and Purchaser for the Offer and the Merger" and "SPECIAL FACTORS -- Plans for the Company; Certain Effects of the Offer" is incorporated herein by reference.

     (c)-(d) The information set forth in the Offer to Purchase under "INTRODUCTION," "SPECIAL FACTORS -- Background of the Offer," "SPECIAL
FACTORS -- Purpose and Structure of the Offer, Reasons of Parent and Purchaser for the Offer and the Merger," "SPECIAL FACTORS -- Plans for the Company; Certain Effects of the Offer," "THE TENDER OFFER -- Section 5. Certain Federal Income Tax Consequences" and "THE TENDER OFFER -- Section 11. Effect of the Offer on the Market for the Shares, the New York Stock Exchange and Exchange Act Registration" is incorporated herein by reference.

ITEM 8.  FAIRNESS OF THE TRANSACTION.

     (a)-(e) The information set forth in the Offer to Purchase under "INTRODUCTION," "SPECIAL FACTORS -- Background of the Offer," "SPECIAL
FACTORS -- Position of Parent and Purchaser Regarding Fairness of the Offer and the Merger," "SPECIAL FACTORS -- Purpose and Structure of the Offer; Reasons of Parent and Purchaser for the Offer and the Merger, "SPECIAL
FACTORS -- Recommendation of the Company Board; Fairness of the Offer and the Merger," "SPECIAL FACTORS -- Plans for the Company; Certain Effects of the Offer," "THE TENDER OFFER -- Section 1. Terms of the Offer" and "THE TENDER OFFER -- Section 12. Certain Conditions of the Offer" is incorporated herein by reference.

     (f) Not applicable.

ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

     (a)-(c) The information set forth in the Offer to Purchase under "SPECIAL FACTORS -- Background of the Offer," "SPECIAL FACTORS -- Position of Parent and Purchaser Regarding Fairness of the Offer and the Merger," "SPECIAL
FACTORS -- Recommendation of the Company Board; Fairness of the Offer and the Merger" and Schedule II to the Offer to Purchase is incorporated herein by reference.

ITEM 10.  INTEREST IN SECURITIES OF THE ISSUER.

     (a)-(b) The response to Item 6 of the Schedule 14D-1 is incorporated herein by reference.

ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES.

     The response to Item 7 of the Schedule 14D-1 is incorporated herein by reference.

ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE OFFER AND THE MERGER.

     (a)-(b) The information set forth in the Offer to Purchase under "INTRODUCTION," "SPECIAL FACTORS -- Background of the Offer," "SPECIAL
FACTORS -- Position of Parent and Purchaser Regarding Fairness of the Offer and the Merger," "SPECIAL FACTORS -- Plans for the Company; Certain Effects of the Offer" and "SPECIAL FACTORS -- Interests of Certain Persons in the Offer and the Merger" is incorporated herein by reference.

ITEM 13.  OTHER PROVISIONS OF THE OFFER AND THE MERGER.

     (a) The information set forth in the Offer to Purchase under "SPECIAL FACTORS -- Rights of Shareholders in the Offer and the Merger; Appraisal Rights," "SPECIAL FACTORS -- The Merger Agreement" and in Schedule III to the Offer to Purchase is incorporated herein by reference.

     (b) Not applicable.

     (c) Not applicable.

ITEM 14.  FINANCIAL INFORMATION

     (a) The information set forth in the Offer to Purchase under "THE TENDER OFFER -- Section 7. Certain Information Concerning the Company" and in Schedule V and Schedule VI to the Offer to Purchase is incorporated herein by reference.

     (b) Not applicable.

ITEM 15.  PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.

     (a) The information set forth in the Offer to Purchase under "INTRODUCTION," "SPECIAL FACTORS -- Background of the Offer" and "SPECIAL FACTORS -- Position of Parent and Purchaser Regarding Fairness of the Offer and the Merger" is incorporated herein by reference.

     (b) The response to Item 8 of the Schedule 14D-1 is incorporated herein by reference.

ITEM 16.  ADDITIONAL INFORMATION.

     The response to Item 10(f) of the Schedule 14D-1 is incorporated herein by reference.

ITEM 17.  MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT
  NO.                            EXHIBIT NAME
-------                          ------------
(a)      Not applicable
(b)(1)   Opinion of Bear, Stearns & Co. Inc. dated March 9, 1999
         (attached as Schedule II to the Offer to Purchase).*
(b)(2)   Presentation of Bear, Stearns & Co. Inc. dated March 9,
         1999.
(b)(3)   Presentation of J.P. Morgan Securities Inc. dated March 4,
         1999.
(b)(4)   Presentation of J.P. Morgan Securities Inc. dated February
         22, 1999.
(b)(5)   Presentation of J.P. Morgan Securities Inc. dated November
         17, 1998.
(c)(1)   Agreement and Plan of Merger dated as of March 10, 1999, by and among Purchaser, Parent and the Company. (attached as
         Schedule IV to the Offer to Purchase)
(c)(2)   Stock Purchase Agreement, dated as of February 19, 1998,
         among FS Equity Partners II, L.P., FS Equity Partners III,
         L.P., and FS Partners International, L.P. and Parent
         (incorporated by reference to Exhibit 99.1 to the Company's
         Report on Form 8-K dated March 4, 1998).

EXHIBIT
  NO.                            EXHIBIT NAME
-------                          ------------
(c)(3)   Stock Purchase Agreement, dated as of February 19, 1998,
         between M&P Distributing Co. and Parent (incorporated by
         reference to Exhibit 99.2 of the Company's Report on Form
         8-K dated March 4, 1998).
(c)(4)   Stock Purchase Agreement, dated as of April 3, 1998, between
         Leeway & Co. and Parent (incorporated by reference to
         Exhibit 4 to the Schedule 13D of Parent, dated April 13,
         1998).
(c)(5)   Stock Purchase Agreement, dated as of April 3, 1998, between
         Bell Atlantic Master Trust and Parent (incorporated by
         reference to Exhibit 5 to the Schedule 13D of Parent, dated
         April 13, 1998).
(c)(6)   Governance Agreement, dated as of April 3, 1998, among the
         Company and Parent (incorporated by reference to Exhibit 6 to the Schedule 13D of Parent, dated April 13, 1998).
(c)(7)   Registration Rights Agreement, dated as of April 3, 1998,
         among the Company and Parent (incorporated by reference to
         Exhibit 7 to the Schedule 13D of Parent, dated April 13,
         1998).
(d)(1)   Form of Offer to Purchase dated March 16, 1999.*
(d)(2)   Form of Letter of Transmittal.*
(d)(3)   Form of Notice of Guaranteed Delivery.*
(d)(4)   Form of Letter from J.P. Morgan Securities Inc. to Brokers,
         Dealers, Commercial Banks, Trust Companies and Nominees.*
(d)(5)   Form of Letter from Brokers, Dealers, Commercial Banks,
         Trust Companies and Nominees to Clients.*
(d)(6)   Form of Guidelines for Certification of Taxpayer
         Identification Number on Substitute Form W-9.*
(d)(7)   Summary Advertisement as published in The Wall Street
         Journal on March 16, 1999.*
(d)(8)   Press Release issued by Parent and Purchaser on March 16,
         1999.*
(d)(9)   Press Release issued by the Company on March 15, 1999.*
(d)(10)  Joint Press Release issued by Parent and the Company on
         March 10, 1999 (incorporated by reference to Exhibit 2 to
         Amendment No. 7 to the Schedule 13D of Parent dated March
         10, 1999).
(d)(11)  English translation of Press Release issued by Parent on
         March 10, 1999 (incorporated by reference to Exhibit 3 to
         Amendment No. 7 to the Schedule 13D of Parent dated March
         10, 1999).
(d)(12)  Press Release issued by Parent on March 10, 1999. *
(d)(13)  Press Release issued by the Company on December 2, 1998
         (incorporated by reference to Exhibit 10.99 to the Form 10-Q of the Company for the period ended October 31, 1998).
(d)(14)  Press Release issued by Parent on December 2, 1998
         (incorporated by reference to Exhibit 4 to Amendment No. 5 to the Schedule 13D of Parent dated December 2, 1998).
(d)(15)  Proposal Letter dated December 2, 1998 to the Company from
         Parent (incorporated by reference to Exhibit 5 to Amendment
         No. 5 to the Schedule 13D of Parent dated December 2, 1998).
(e)      Delaware General Corporation Law Section 262 Regarding
         Dissenters' Rights (attached as Schedule III to the Offer to
         Purchase).*
(f)      Not applicable.

---------------
* Incorporated by reference to the Statement on Schedule 14D-1 filed by Purchaser and Parent on March 16, 1999.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

March 16, 1999

                                          PINAULT-PRINTEMPS-REDOUTE S.A.

                                          By:      /s/ SERGE WEINBERG

                                            ------------------------------------
                                          Name: Serge Weinberg
                                          Title: Chairman, Chief Executive
                                                 Officer and President

                                          BUTTONS ACQUISITION CORPORATION

                                          By:      /s/ SERGE WEINBERG

                                            ------------------------------------
                                          Name: Serge Weinberg
                                          Title: Chairman and Chief Executive
                                          Officer

                                          BRYLANE INC.

                                          By:    /s/ ROBERT A. PULCIANI

                                            ------------------------------------
                                          Name: Robert A. Pulciani
                                          Title: Executive Vice President and
                                                 Chief
                                             Financial Officer

                                 EXHIBIT INDEX

EXHIBIT
  NO.                            EXHIBIT NAME
-------                          ------------
(a)      Not applicable.
(b)(1)   Opinion of Bear, Stearns & Co. Inc. dated March 9, 1999
         (attached as Schedule II to the Offer to Purchase).*
(b)(2)   Presentation of Bear, Stearns & Co. Inc. dated March 9,
         1999.
(b)(3)   Presentation of J.P. Morgan Securities Inc. dated March 4,
         1999.
(b)(4)   Presentation of J.P. Morgan Securities Inc. dated February
         22, 1999.
(b)(5)   Presentation of J.P. Morgan Securities Inc. dated November
         17, 1998.
(c)(1)   Agreement and Plan of Merger dated as of March 10, 1999, by and among Purchaser, Parent and the Company (attached as
         Schedule IV to the Offer to Purchase).
(c)(2)   Stock Purchase Agreement, dated as of February 19, 1998,
         among FS Equity Partners II, L.P., FS Equity Partners III,
         L.P., and FS Partners International, L.P. and Parent
         (incorporated by reference to Exhibit 99.1 to the Company's
         Report on Form 8-K dated March 4, 1998).
(c)(3)   Stock Purchase Agreement, dated as of February 19, 1998,
         between M&P Distributing Co. and Parent (incorporated by
         reference to Exhibit 99.2 of the Company's Report on Form
         8-K dated March 4, 1998).
(c)(4)   Stock Purchase Agreement, dated as of April 3, 1998, between
         Leeway & Co. and Parent (incorporated by reference to
         Exhibit 4 to the Schedule 13D of Parent, dated April 13,
         1998).
(c)(5)   Stock Purchase Agreement, dated as of April 3, 1998, between
         Bell Atlantic Master Trust and Parent (incorporated by
         reference to Exhibit 5 to the Schedule 13D of Parent, dated
         April 13, 1998).
(c)(6)   Governance Agreement, dated as of April 3, 1998, among the
         Company and Parent (incorporated by reference to Exhibit 6 to the Schedule 13D of Parent, dated April 13, 1998).
(c)(7)   Registration Rights Agreement, dated as of April 3, 1998,
         among the Company and Parent (incorporated by reference to
         Exhibit 7 to the Schedule 13D of Parent, dated April 13,
         1998).
(d)(1)   Form of Offer to Purchase dated March 16, 1999.*
(d)(2)   Form of Letter of Transmittal.*
(d)(3)   Form of Notice of Guaranteed Delivery.*
(d)(4)   Form of Letter from J.P. Morgan Securities Inc. to Brokers,
         Dealers, Commercial Banks, Trust Companies and Nominees.*
(d)(5)   Form of Letter from Brokers, Dealers, Commercial Banks,
         Trust Companies and Nominees to Clients.*
(d)(6)   Form of Guidelines for Certification of Taxpayer
         Identification Number on Substitute Form W-9.*
(d)(7)   Summary Advertisement as published in The Wall Street
         Journal on March 16, 1999.*
(d)(8)   Press Release issued by Parent and Purchaser on March 16,
         1999.*
(d)(9)   Press Release issued by the Company on March 15, 1999.*
(d)(10)  Joint Press Release issued by Parent and the Company on
         March 10, 1999 (incorporated by reference to Exhibit 2 to
         Amendment No. 7 to the Schedule 13D of Parent dated March
         10, 1999).
(d)(11)  English translation of Press Release issued by Parent on
         March 10, 1999 (incorporated by reference to Exhibit 3 to
         Amendment No. 7 to the Schedule 13D of Parent dated March
         10, 1999).
(d)(12)  Press Release issued by Parent on March 10, 1999.*

EXHIBIT
  NO.                            EXHIBIT NAME
-------                          ------------
(d)(13)  Press Release issued by the Company on December 2, 1998
         (incorporated by reference to Exhibit 10.99 to the Form 10-Q of the Company for the period ended October 31, 1998).
(d)(14)  Press Release issued by Parent on December 2, 1998
         (incorporated by reference to Exhibit 4 to Amendment No. 5 to the Schedule 13D of Parent dated December 2, 1998).
(d)(15)  Proposal Letter dated December 2, 1998 to the Company from
         Parent (incorporated by reference to Exhibit 5 to Amendment
         No. 5 to the Schedule 13D of Parent dated December 2, 1998).
(e)      Delaware General Corporation Law Section 262 Regarding
         Dissenters' Rights (attached as Schedule III to the Offer to
         Purchase).*
(f)      Not applicable.

---------------
* Incorporated by reference to the Statement on Schedule 14D-1 filed by Purchaser and Parent on March 16, 1999.